FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

January 30, 2006
AMS HOMECARE INC. (File #000-50109)
(Registrant’s name)

1360 Cliveden Avenue, Delta, B.C., V3M 6K2
(Address of principal executive offices)

Attachments:

                1. Quarterly Report Interim Financial Statement Reporting Period November 30, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F	_

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMS Homecare Inc.

Date: January 30, 2006	By:	/s/“Harj Gill”
Harj Gill
CEO

January 30, 2006

SECURITIES AND EXCHANGE COMMISSION                       VIA EDGAR
Judiciary Plaza Office Building
450 Fifth Street, N.W.
Washington, D.C.   20549

Dear Sir or Madam:

RE:
AMS HOMECARE INC. - (File #000-50109)
Form 6-K

On behalf of AMS Homecare Inc., a corporation under the laws of British Columbia, Canada, we enclose for filing, one (1) copy of Form 6-K, including exhibits.

If you have any questions, please contact the undersigned at your convenience.

Very truly yours,

AMS HOMECARE INC.

“Harj Gill”

per:
Harj Gill
CEO

Enclosures

 Quarterly Report Interim Financial Statement Reporting Period November 30, 2005

cc:

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of	___________________________	SCHEDULE A

	__________X________________	SCHEDULES B & C

ISSUERS DETAILS :
AMS Homecare Inc.
1360 Cliveden Avenue
Delta, B.C. V3M 6K2

Telephone : (604) 273-5173
Fax: (604) 273-9312

Contact Person :	Rani Gill
Contact's Position :	President, Chairperson & Director
Contact E-mail:	ranig@amshomecare.com
Contact Telephone Number:	(604) 273-5173, Loc. 109
For Quarter Ended :	November 30, 2005
Report Date :	January 30, 2006

CERTIFICATE :

The schedule(s) required to complete this quarterly report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of the quarterly report will be provided to any shareholder who requests it. Please note that this form is incorporated as part of both the required filing of Schedule A and Schedules B & C.

Director Full Name :	“Rani Gill”

Date Signed : January 30, 2006	ranig@amshomecare.com

Director Full Name :	“Harj Gill”

Date Signed : January 30, 2006

Schedule “B”
AMS Homecare Inc.
Supplementary Information

1.	Analysis of expenses and deferred costs for nine months ended November 30, 2005

a.	There were no deferred costs incurred during the nine months ended November 30, 2005

b.	Selling, general and administrative costs - see Consolidated Statements of Operations

c.	Cost of sales of $3,436,266 consists of the landed cost of products sold during the nine months ended November 30, 2005

2.	Related party transactions for nine months ended November 30, 2005

No amounts were paid to related parties outside operations in the normal course of business.

3.	Securities issued and options granted for the nine months ended November 30, 2005

See Note #8 of the Notes to the Interim Consolidated Financial Statements and the Interim Consolidated Statement of Shareholders’ Equity

4.	Securities as at November 30, 2005

See Note #8 of the Notes to the Interim Consolidated Financial Statements and the Consolidated Statements of Shareholders’ Equity

5.	List of directors and officers as at November 30, 2005

Rani Gill, Director & President
Harj Gill, Director & CEO
Jan Karnik, Director
Amarjit S. Mann, Director
Ranjodh S. Sahota, Director

Schedule "C":
AMS Homecare Inc.
MANAGEMENT DISCUSSION
For the Nine Months ended November 30, 2005

OVERVIEW

The following management’s discussion and analysis (MD&A) has been prepared by management and focuses on key statistics from the November 30, 2005 consolidated financial statements and pertains to known risks and uncertainties. This discussion should be read in conjunction with the Company’s February 28, 2005 audited consolidated financial statements. These statements and additional information regarding the Company are available on SEDAR at www.sedar.com. Except for the historical information contained herein, the matters set forth in this report are forward-looking, including statements with respect to expected growth and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in this report. Readers are cautioned not to place undue reliance on forward-looking statements.

DESCRIPTION OF BUSINESS

The Company is principally in the business of outsourced manufacturing and distributing medical equipment and the business of selling wireless products and services relating to nursing call and emergency alert systems. In November 2005, the Company also opened up its first retail outlet in the Unites States of America for the sale of the Company’s existing products and pharmaceuticals. The Company’s products and services appeal to the self-care base of the homecare sector, with an emphasis on providing assistive mobility devices and medical cushions that satisfy the growing needs of the aging North American population. In order to achieve growth, the Company continues to negotiate various financings. The Company trades on the OTC Bulletin Board under the symbol (AHCKF)

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Results of Operations

Net sales for the three months ended November 30, 2005 increased by $728,206 or 70% to $1,774,212 compared to the same period a year ago. Year to date net sales increased by $1,431,712 or 31% to $6,011,690 compared to the same period last year with the addition of new products and services and higher sales of mobility products. Gross profit as a percentage of net sales for the three and nine months ended November 30, 2005 was 42.5% and 42.8%, respectively, compared to 37.9% and 40.1% in the same periods a year ago. The current year-to-date margins are higher due to the change in the mix of products and services sold and the increase in value of the Canadian dollar.

Schedule "C":
AMS Homecare Inc.
MANAGEMENT DISCUSSION
For the Nine Months ended November 30, 2005

Results of Operations (continued)

Summary of Quarterly Results ( in $'000)

Quarter	Nov. 30,	Aug. 31,	May 31,	Feb. 28,	Nov. 30,	Aug. 31,	May 31,	Feb. 29,
Ended	2005	2005	2005	2005	2004	2004	2004	2004

Sales	$1,774.2	$2,220.4	$2,017.1	$890.5	$1,046.0	$1,573.5	$1,960.5	$825.2

Earnings
(loss) before
taxes	$15.8	$292.5	$299.6	$(241.2)	$(136.8)	$41.5	$375.0	$(143.5)

EPS before
before taxes	$0.001	$0.001	$0.001	$(0.001)	$(0.001)	$0.001	$0.001	$(0.001)

Fully diluted
EPS before
taxes	$0.001	$0.001	$0.001	$(0.001)	$(0.001)	$0.001	$0.001	$(0.001)

Sales for the reporting period ended November 30, 2005 consisted of scooters, scooter accessories, daily living aids, cushions, disposables, IER monitoring services. Since the Company’s first retail outlet opened in November 2005, sales at this outlet were immaterial during the reporting period. Sales of scooters and scooter accessories are seasonal with the peak season running from May to September. As at November 30, 2005, 83% of total Company sales were comprised of scooters and scooter accessories. The Company continues to diversify its product and service offerings in order to mitigate the seasonality effect on sales.

Selling expenses as a percentage of net sales for both the three and nine months ended November 30, 2005 was 14.4% and 12.9%, respectively, compared to 18.9% and 14.0% in the same periods last year. The overall dollar amount increased by $57,789 for the quarter and $130,048 for the year to date compared to the same periods a year ago. The year to date increase in selling costs are a result of the setting up of the retail outlet, additional staff and higher volume of sales.

Schedule "C":
AMS Homecare Inc.
MANAGEMENT DISCUSSION
For the Nine Months ended November 30, 2005

Results of Operations (continued)

General and administrative costs as a percentage of net sales for the three and nine months ended November 30, 2005 were 27.2% and 19.90%, respectively, compared to 32.0% and 20.0% in the same periods a year ago. The overall dollar amount actually increased by $146,908 for the quarter and $278,678 for the year to date compared to the same periods a year ago. Bad debts expense decreased by $44,962 year to date as there were no uncollectible amounts during the reporting period. The year to date increase of $139,803 in office, occupancy, insurance, and salaries costs are a result of the opening of the Company’s first retail outlet in the United States in November 2005. Public Company related costs of public relations, transfer agent, regulatory filings and travel costs actually decreased by $54,106 for the nine months ended November 30, 2005 compared to the same period last year. Of this decrease, $50,201 is for public relations. The Company did not utilize the services of an outside public relations organization during the reporting period. Additional public Company costs of translating financial statements, USA filings, due diligence costs of various transactions announced by the Company and the ongoing costs of the lawsuit against the TSX Venture Exchange account for the $194,106 year to date increase in professional fees. Interest and bank charges increased by $39,841 year to date due to the increase in the existing bank credit facility and the long-term loan

Earnings before income taxes were $15,801 for the quarter ended November 30, 2005 compared to a loss of $136,752 for the same quarter last year. Year to date earnings before income taxes increased by $328,196 to $607,906 compared to $279,710 for the same period last year. The year to date increase in total expenses of $408,726 was more than offset by the increase in gross profit of $736,922.

Financial Condition

The Company continued to finance its operations principally through cash generated by the business, credit facility from the Royal Bank of Canada, shareholder advances and funds obtained from the Term debt. The Company’s bank borrowings and the Term debt contain certain covenants with respect to tangible net worth, ratio of tangible net worth, working capital, and ratio of current assets to current liabilities. Based on the definition of tangible net worth as defined by the Royal Bank of Canada, the Company was in breach of the debt to tangible net worth ratio as at November 30, 2005. This breach was corrected in December 2005 with the receipt of a five-year term postponed loan from the Business Development Bank of Canada in the amount of $500,000. This term loan is considered as equity as there are no principal payments until maturity. The Company is continuing to attempt to recover from the damages that it experienced as a result of the unnecessary and improper delays in the completion of the Reverse Takeover, amongst other damages, instigated by the TSX Venture Exchange. To this end, the Company is actively pursuing other subordinate debt and equity financing arrangements.

Schedule "C":
AMS Homecare Inc.
MANAGEMENT DISCUSSION
For the Nine Months ended November 30, 2005

Financial Condition (continued)

As at November 30, 2005, total working capital for the Company was $1,417,910 compared to $978,235 as at February 28, 2005, representing an increase of $439,675. The increase in accounts receivable of $1,109,113 is a reflection of higher sales during the reporting period, advances to shareholders for expenses related to the TSX Venture lawsuit, and deposits for various wireless technology transactions. The increase in accounts receivable is offset by a decrease in inventory and prepaids of $158,998.

Year to date operating activities resulted in cash outflows of $186,247 compared to outflows of $369,278 for the same period last year. This decrease in cash outflows is attributable to changes in working capital accounts and higher net earnings for the reporting period.

Year to date cash flows utilized by investing activities were $61,276 compared to $62,454 for the same period in the previous year. Of this increase, $55,272 is attributable to the purchase of capital assets for the Company’s first retail outlet in the United States.

Year to date cash flows from financing activities were $247,523 compared to $431,732 for the same period last year. These cash flows were comprised of advances from the existing bank credit line and were off-set by the principal repayment of the long-term debt.

Risk Management

The Company is exposed to a variety of risk areas. These include market conditions, financing costs, competition and the ability to expand.

Doing business outside of Canada may subject us to additional risks. Historically our operations have been confined to Canada. Our new business model turns our focus towards expanding business into the United States with the establishment of a retail outlet. Due to difficulties in staffing and managing international operations and dealing with various government controls, among others, there can be no assurance that these and other factors will not have an adverse effect on our financial condition and results of operations.

The sale of certain products is subject to reimbursement polices by various government agencies such as ADP in Ontario and AADL in the Alberta. While the total sales in these regions is not significant in comparison to sales in other provinces, there is a risk that changes in reimbursement policies could affect future growth in sales.

Schedule "C":
AMS Homecare Inc.
MANAGEMENT DISCUSSION
For the Nine Months ended November 30, 2005

Risk Management (continued)

The Company purchases goods for resale that are denominated in U.S. dollars and it earns its revenues in Canadian dollars. As such, it is subject to risk due to fluctuations in the U.S./Canadian exchange rate. The Company does not enter into derivative financial instruments to mitigate its exposure to foreign currency risk.

Interest on the Company’s bank indebtedness and long-term debt is variable based on the lenders’ prime rates. This exposes the Company to the risk of changing interest rates that may have an effect on its earnings in future periods. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

The Company faces risk from its competition. In order to mitigate this risk, the Company is attempting to diversify its product and service offerings, maintaining and strengthening its long-term relationships with new and existing customers.

The Company’s future growth is dependent on its ability to secure additional financing. Although management is actively pursuing other financing arrangements, there is no assurance that the Company will be able to close these financing deals.

Subsequent Events

The following material events occurred after November 30, 2005 and are not reflected in our financial statements.

On January 10, 2006, the Company announced the receipt of a term loan in the amount of $500,000 for working capital from the Business Development Bank of Canada. The loan, with net proceeds to be used for working capital purposes, bears an interest rate of 17%, has a term of 5 years with no principal payments until maturity.

On January 10, 2006, the Company also announced the issuance of 189,000,000 shares. Of the total, 13,000,000 shares were issued to the directors for services provided since 2002, 5,000,000 shares were issued to the Company to compensate employees and to finance the ongoing lawsuit filed by the Company against the TSX Venture, 161,000,000 shares were issued to the President for damages suffered in the reverse take-over and for personal guarantees provided in order to secure Company loans and 10,000,000 were issued to the CEO for personal guarantees provided in order to secure Company loans.

On January 11, 2006, the Company announced the appointment of Macam Limited as its investor relations agent for North America to help communicate to the investing community the Company’s position on the potential growing market in the medical equipment industry.